August 11, 2017

VIA EDGAR

Ms. Kristi Marrone, Staff Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Alexandria Real Estate Equities, Inc.
Form 10–K for the Fiscal Year Ended December 31, 2016
Filed January 31, 2017
File No. 001–12993

Dear Ms. Marrone:

This letter is submitted in response to your letter dated July 17, 2017 (the “Letter”), to Mr. Dean A. Shigenaga, Chief Financial Officer of Alexandria Real Estate Equities, Inc. (the “Company”).

For convenience of reference, each comment contained in the Letter is reprinted below in italics followed by the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

1.
We note your presentation of “Items included in net (loss) income attributable to Alexandria’s common stockholders” which appears to be limited to selected items in the statements of operations. With a view towards MD&A disclosure in future filings please tell us the purpose of this presentation and how you determined which items to include and exclude.

Response to Comment 1

In the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Company presented a tabular summary of items that impacted the comparability of its results of operations from period to period to help readers gain a better understanding of the Company’s results of operations. The items presented relate to corporate level decisions and activities, such as equity repurchases, debt refinancing, and real estate asset sales, that had a significant impact on the Company’s results of operations. Furthermore, the Company believes this tabular format provides a helpful context, in a reader-friendly presentation, for the results of operations of its real estate investments that are discussed in additional detail in the MD&A. Significant items included in the Company’s tabular presentation are further discussed later in the MD&A and in Note 3 – “Investments in Real Estate,” Note 9 – “Secured and Unsecured Senior Debt,” Note 15 – “Stockholders’ Equity,” and Note 18 – “Assets Classified as Held for Sale” to the Company’s consolidated financial statements included in its Form 10–K for the fiscal year ended December 31, 2016. Therefore, the Company believes that aggregating and presenting them early in the discussion provides a perspective that helps readers better understand the remainder of the MD&A.

The Company believes that this presentation is in accordance with the rules and guidance on MD&A disclosures related to annual and interim periods included in the following:

•
Regulation S–K 303(a)(3) and S–K 303(b)(2): “…describe any other significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations.”

•
Securities and Exchange Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release 33–8350; 34–48960; FR–72): “[M]any companies would benefit from starting their MD&A with a section that provides an executive-level overview that provides context for the remainder of the discussion.”

•
Financial Reporting Manual issued by the Securities and Exchange Commission’s Division of Corporation Finance, Topic 9 – Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), Subtopic 9200 – General Requirements: “Release No. 33–8350 provided some suggested ways to improve MD&A. These suggestions included adding an overview section to the MD&A, presenting the most material information early in the discussion, using headers, bullets or tabular presentations to improve the overall readability and omitting information that is no longer material or necessary.”

The Company believes that its tabular disclosure complies with the rules and guidance described above pertaining to the MD&A. However, the Company respectfully acknowledges that the Staff’s comment identified an improvement to describe the purpose and nature of the items included in the table. As a result, the Company has incorporated an introduction immediately preceding the table in the Results of Operations MD&A discussion on page 78 of the quarterly report on Form 10–Q as filed for the quarter ended June 30, 2017, and informs the Staff that it will continue to provide this narrative introduction to the table in the Company’s future periodic reports, as shown below:

“We present a tabular comparison of items, whether gain or loss, that may facilitate a high-level understanding of our results and provide context for the disclosures included in this supplemental package, our most recent annual report on Form 10–K, and subsequent quarterly reports on Form 10–Q. We believe this tabular presentation promotes a better understanding about our corporate level decisions and activities that significantly impact comparison of our operating results from period to period. We also believe this tabular presentation will supplement an understanding of our disclosures and real estate operating results. Gains or losses on sales of real estate and impairments for held-for-sale assets are related to corporate level decisions to dispose of real estate. Gains or losses on early extinguishment of debt and preferred stock redemption charges are corporate level financing decisions focused on our capital structure strategy. Impairments of non-real estate investments represent the write-down of an asset when an other-than-temporary decline in the fair value is less than the carry value due to changes in general market or other conditions and are not related to the operating performance of our real estate. Significant items, whether a gain or loss, included in the tabular disclosure, for current periods are described in further detail within this Item 2.”

Consolidated Statements of Comprehensive Income, page F-4

2.
We note the significant “Reclassification adjustments for losses (gains) included in net (loss) income” in 2016. With a view towards MD&A disclosure in future filings, please tell us the reason for the significant fluctuation, the expected impact in future years, how the statement of operations reflects this translation loss and the basis for your accounting.

Response to Comment 2

The Company respectfully acknowledges the Staff’s comment and provides the following discussion to address the four points contained therein.

•
The reason for the significant fluctuation – During the year ended December 31, 2016, the Company sold six rental properties and six land parcels located in Asia and one property located in Canada. Upon completion of the sale or liquidation of each of the Company’s real estate investments in Asia and Canada, the Company reclassified from accumulated other comprehensive income the related cumulative unrealized foreign currency translation losses during the year ended December 31, 2016, aggregating $52.9 million.

•	The expected impact in future years – As of June 30, 2017, the Company had $8.2 million of net cumulative unrealized foreign currency translation losses, which consisted of the following:

•
Cumulative unrealized foreign currency translation gains aggregating $147 thousand related to the Company’s two remaining real estate investments in Asia. These two assets are currently classified as held for sale and the Company will reclassify the related cumulative unrealized foreign currency translation adjustments from accumulated other comprehensive income to net income upon completion of the sales of these two investments.

•
Cumulative unrealized foreign currency translation losses aggregating $8.3 million primarily related to the Company’s real estate investments in Canada. These cumulative unrealized foreign currency translation adjustments will eventually be reclassified from accumulated other comprehensive income to net income upon a sale or liquidation of each real estate investment.

•
How the statement of operations reflects this translation loss – During the year ended December 31, 2016, the Company completed sales of its real estate investments in Asia and Canada in multiple transactions. At the date of closing of each sale, the related cumulative unrealized foreign currency translation loss was reclassified to net income. The Company calculated a related gain or loss on disposal of each asset using the sales proceeds in comparison to the net book value on the date of sale, costs to sell, and any related cumulative unrealized foreign currency translation adjustments. Prior to completing the sales, upon initial classification as held for sale, the Company considered its net book value, cost to sell and cumulative unrealized foreign currency translation losses in determining the carrying amount for evaluating each real estate asset for impairment. See Note 3 – “Investments in Real Estate” to the Company’s consolidated financial statements filed on Form 10–Q for the quarter ended June 30, 2017 in Exhibit A for its disclosure of related impairment charges.

•	The basis for your accounting – The Company considered the following technical guidance from the Financial Accounting Standards Board to account for the transaction described above:

•	ASC 360-10-35-43 – “A long-lived asset (disposal group) classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell.”

•
ASC 830-30-45-13 – “An entity that has committed to a plan that will cause the cumulative translation adjustment for an equity method investment or a consolidated investment in a foreign entity to be reclassified to earnings shall include the cumulative translation adjustment as part of the carrying amount of the investment when evaluating that investment for impairment.”

•
ASC 830-30-40-1 – “Upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in the translation adjustment component of equity shall be both (i) removed from the separate component of equity and (ii) reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs.”

See Note 3 – “Investments in Real Estate” to the Company’s consolidated financial statements filed on Form 10–Q for the quarter ended June 30, 2017 in Exhibit A for disclosures on classification as held for sale, recognition of impairments, and reclassification of cumulative foreign currency translation adjustments to net income upon sale or liquidation.

In addition, the Company respectfully advises the Staff that the reasons for the reclassification adjustment of cumulative unrealized foreign currency translation losses from accumulated other comprehensive income into net income during the fiscal year ended 2016 were disclosed in the following sections of its periodic reports:

•	Included in the Company’s report filed on Form 10–K for the fiscal year ended December 31, 2016:

•	“Assets Located in Asia” section in Note 18 – “Assets Classified as Held for Sale”

•	“Sales of Real Estate Assets and Related Impairment Charges” section in Note 3 – “Investments in Real Estate”

•	“Sales of Real Estate Assets and Related Impairment Charges” section of MD&A

•	Included in the Company’s reports filed on Form 10–Q for the quarters ended March 31, June 30, and September 30, 2016:

•	“Assets Located in Asia” section in Note 14 – “Assets Classified as Held for Sale”

•	“Sale of Real Estate Assets and Related Impairment Charges” section in Note 3 – “Investments in Real Estate”

•	“Sales of Real Estate Assets” section of MD&A

The Company respectfully acknowledges that the Staff’s comment identified an improvement to enhance its disclosures with a description of the nature of the accumulated other comprehensive income reclassification in the Company’s Form 10–K, and to build on disclosures in the Company’s preceding Forms 10–Q. In order to provide additional information related to the reclassification to net income of the cumulative unrealized foreign currency translation loss in the year ended December 31, 2016, the Company expanded the disclosures in Note 3 – “Investments in Real Estate” to its consolidated financial statements filed on Form 10–Q for the quarter ended June 30, 2017, describing the events that led to the “Reclassification adjustments for losses (gains) included in net (loss) income” (in response to the Staff’s Comment 2), and within the “Sale of Real Estate Assets, Impairment Charges, and Gain on Sales of Real Estate” sections of its MD&A for the three and six months ended June 30, 2017, on pages 81 and 84, respectively, of the aforementioned quarterly report. The expanded disclosure is included in Exhibit A to this response letter.

The Company confirms to the Staff that in future periodic reports, the Company will provide similar enhanced MD&A disclosures for such significant fluctuations.

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If you should have any additional questions please contact me directly at (626) 578-0777.

Very truly yours,

/s/ Dean A. Shigenaga
Dean A. Shigenaga
Chief Financial Officer

cc:	Jorge Bonilla, Division of Corporation Finance
Joel S. Marcus, Chief Executive Officer
Kenneth Kohler, Esq., Morrison & Foerster LLP
James McCaulley, CPA, Ernst & Young LLP

Exhibit A

Form 10–Q for the quarter ended June 30, 2017

Note 3 – “Investments in Real Estate”

Sale of real estate assets and impairment charges

On March 31, 2016, we evaluated two separate potential transactions to sell land parcels in our India submarket aggregating 28 acres. We determined that these land parcels met the criteria for classification as held for sale as of March 31, 2016, including among others, the following: (i) management having the authority committed to sell the real estate, and (ii) the sale was probable within one year. Upon classification as held for sale, we recognized an impairment charge of $29.0 million to lower the carrying amount of the real estate to its estimated fair value less cost to sell of approximately $10.2 million. In determining the carrying amount for evaluating the real estate for impairment, we considered our net book value, cost to sell, and a $10.6 million unrealized cumulative foreign currency translation loss, which was reclassified to net income upon the disposition of the assets.

During the three months ended June 30, 2016, we sold one of these land parcels totaling five acres for a sales price of $7.5 million at no gain or loss. In order to calculate the gain or loss on the sale, we considered our net book value, cost of the sale and cumulative foreign currency translation loss of $6.9 million.

On April 22, 2016, we decided to monetize our remaining real estate investments located in Asia in order to invest capital into our highly leased value-creation pipeline. We determined that these investments met the criteria for classification as held for sale when we achieved the following, among other criteria: (i) committed to sell all of our real estate investments in Asia, (ii) obtained approval from our Board of Directors, and (iii) determined that the sale of each property/land parcel was probable within one year. During the three months ended June 30, 2016, upon classification as held for sale, we recognized an impairment charge of $154.1 million related to our remaining real estate investments located in Asia, to lower the carrying costs of the real estate to its estimated fair value less cost to sell. In determining the carrying amount for evaluating the real estate for impairment, we considered our net book value, cost to sell, and a $40.2 million cumulative foreign currency translation loss, which was reclassified to net income upon the disposition of the assets. Impairment of real estate recognized during the three months ended June 30, 2016 of $156.1 million primarily relates to the impairment charge of $154.1 million as described above, as well as an impairment charge of $2.0 million related to projects in North America.

The fair value considered in our impairment of each investment was determined based on the following: (i) preliminary non-binding letters of intent, (ii) significant other observable inputs, including the consideration of certain local government land acquisition programs, and (iii) discounted cash flow analyses.

We evaluated whether our real estate investments in Asia met the criteria for classification as discontinued operations, including, among others, (i) if the properties meet the held for sale criteria, and (ii) if the sale of these assets represents a strategic shift that has or will have a major effect on our operations and financial results. In our assessment, we considered, among other factors, that our total revenue from properties located in Asia was approximately 1.5% of our total consolidated revenues. At the time of evaluation, we also noted total assets related to our investment in Asia were approximately 2.5% of our total assets. Consequently, we concluded that the monetization of our real estate investments in Asia did not represent a strategic shift that will have a major effect in our operations and financial results and, therefore, did not meet the criteria for classification as discontinued operations.

A-1

Form 10–Q for the quarter ended June 30, 2017

MD&A

Comparison of results for the three months ended June 30, 2017, to the three months ended June 30, 2016

Sale of real estate assets, impairment charges, and gain on sales of real estate, p. 81

Impairment of real estate recognized during the three months ended June 30, 2016, of $156.1 million primarily relates to our decision to monetize our real estate investments in Asia. Refer to “Sale of Real Estate Assets and Impairment Charges” under Note 3 – “Investments in Real Estate” to our unaudited consolidated financial statements under Item 1 of this report for more information.

Comparison of results for the six months ended June 30, 2017, to the six months ended June 30, 2016.

Sale of real estate assets, impairment charges, and gain on sales of real estate, p. 84

Impairment of real estate recognized during the six months ended June 30, 2016, of $185.1 million primarily relates to our decision to monetize our real estate investments in Asia. Refer to “Sale of Real Estate Assets and Impairment Charges” under Note 3 – “Investments in Real Estate” to our unaudited consolidated financial statements under Item 1 of this report for more information.

A-2